FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 17, 2008, in which Excel Maritime Carriers Ltd. reports results for fourth quarter and twelve month period ended December 31, 2007 and declares quarterly dividend of $0.20 per share for the fourth quarter 2007.

Exhibit 1

NEWS RELEASE for March 17, 2008

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

        www.excelmaritime.com

Excel Maritime Reports Results for the Fourth Quarter and Twelve Month Period Ended December 31, 2007 and Declares Quarterly Dividend of $0.20

ATHENS, GREECE – March 17, 2008 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its financial and operating results for the fourth quarter and year ended December 31, 2007.

Fourth Quarter 2007 Highlights

•

$34.1 million of Net income or $1.71 per share based on 20,003,703 weighted average shares (diluted) for the quarter on revenue of $60.9 million.

•

$43.4 million of EBITDA. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•

An average of 16.4 vessels were operated earning a blended average time charter equivalent rate (TCE) of $38,539 per day. Please refer to a subsequent section of this Press Release for a calculation of our TCE.

•

Declared a quarterly dividend of $0.20 per share for the fourth quarter 2007.

Twelve Months 2007 Highlights

•

$84.9 million of Net income or $4.25 per share based on 19,965,676 weighted average shares (diluted) for the year on revenue of $177.5 million.

•

$124.6 million of EBITDA. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•

An average of 16.5 vessels were operated earning a blended average time charter equivalent rate (TCE) of $28,944 per day. Please refer to a subsequent section of this Press Release for a calculation of our TCE.

•

Initiated a quarterly dividend payout policy of $0.20 per share. Declared dividends for each quarter of 2007 aggregating $0.80 per share, out of which $0.60 per share were paid during 2007.

Corporate Developments

Quintana Maritime Acquisition

In January 2008, Excel Maritime jointly announced with Quintana Maritime Limited that it has agreed to acquire Quintana pursuant to a definitive merger agreement whereby Quintana would become a wholly owned subsidiary of Excel.  The completion of the merger is subject to a number of conditions, including approval of the merger agreement by Quintana’s shareholders and a financing condition.  Quintana’s shareholders are expected to vote to authorize and approve the merger agreement on April 14, 2008.  Excel has entered into a commitment letter with a group of arrangers, dated December 27, 2007, led by Nordea Bank Finland PLC, London Branch with respect to a senior secured credit facility under which Excel may borrow up to $1.4 billion, a portion of which would be used to pay for some or all of the cash portion of the merger consideration. Excel expects to complete the merger in April 2008.

Pursuant to the merger agreement, each share of outstanding Quintana common stock will be exchanged for a combination of $13.00 in cash and 0.4048 Excel Class A common shares, subject to the adjustments discussed below.  In the event the average closing price of Excel Class A common shares during the fifteen trading days immediately preceding the closing date of the merger exceeds $45.00 per share, the 0.4084 exchange ratio will be adjusted downward to equal the quotient of $18.38 divided by the average closing price of Excel Class A common shares for the fifteen trading days immediately preceding the closing date of the merger. In all cases, the amount of the Class A common shares to be delivered per share of Quintana common stock will be reduced to reflect any cash dividends paid by Quintana prior to the closing date of the merger, including the $0.31 per share cash dividend paid by Quintana on March 7, 2008.

The merger would create a combined company that would operate a  fleet of 47 vessels with a total carrying capacity of 3.7 million DWT. The size of the fleet is expected to increase to 48 vessels with a total carrying capacity of 3.9 million DWT after the addition of a Capesize vessel which is expected to be delivered in the fourth quarter of 2008.  In addition, Excel will also acquire Quintana’s interests in seven joint venture ship-owning companies, which have each contracted to purchase a Capesize vessel. Quintana owns a 50% interest in six of these joint venture companies and a 42.8% in the other. The seven new vessels are expected to be delivered during 2010 and will have a total carrying capacity of approximately 1.3 million DWT.

Oceanaut, Inc.

In February 2008, Oceanaut announced that it has mutually agreed with companies associated with members of the Restis family to terminate the definitive agreements pursuant to which Oceanaut would have purchased nine dry bulk carriers for an aggregate purchase price of $700 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with members of the Restis family.  The management of Oceanaut is currently pursuing other business combination opportunities.

Management Change

In February  2008, Excel  announced that it  appointed Mr. Gabriel Panayotides, Excel’s Chairman, as acting Chief Executive Officer pending the consummation of its proposed acquisition of Quintana, after which Mr. Stamatis Molaris, the current Chief Executive Officer and President of Quintana, will be appointed Chief Executive Officer of Excel.

Recent Fleet Developments

In December 2007, the Company announced that it took delivery of the M/V July M, a 2005 built, 55,567 dwt vessel and the M/V Mairouli, a 2005 built, 53,206 dwt vessel, two Supramax bulk carriers the Company had agreed to acquire in July 2007 for $63 million each. These deliveries expanded Excel’s fleet to 18 vessels with an aggregate carrying capacity of 1,074,022 dwt and lowered its average age to approximately 14.0 years.

Excel has currently secured under medium and long-term time charters 61% of its fleet operating days for the full year 2008 51% and 15% for the full year 2009.

Convertible Senior Notes Offering

In October 2007, Excel issued $150,000,000 aggregate principle amount of convertible Senior Notes due 2027.

Chairman and Acting CEO Gabriel Panayotides commented: “We are pleased to report that our fourth quarter 2007 results were the strongest operational and financial results Excel has achieved.

“We believe this is a direct result of our proactive fleet deployment strategy according to which we seek to secure the majority of our vessels under long term time charters,  enhancing our operating cash flow visibility, while at the same time also maintaining exposure to the spot market with the remainder of our fleet, which allows us to take advantage of continued strength in the shipping market. “During the fourth quarter we also took delivery of two Supramax vessels, acquired in the second quarter 2007.  We have also declared a quarterly dividend of $0.20 per share for the fourth quarter, for an aggregate of $0.80 dividends per share for the year.

“Our overall objective over the past few years has been the disciplined approach of expanding our asset base. The recent announcement of the potential Quintana acquisition signifies an important step towards achieving our goal of becoming one of the world’s premier full service dry bulk shipping companies, with a diverse and modern asset base from Handymax to Capesize vessels. The proposed merger would increase our flexibility and our ability to service our customers’ needs. In addition, we believe that the combination of the two entities will create one of the most experienced management teams in dry bulk sector”.

Fourth Quarter 2007 Results

Total revenues for the fourth quarter 2007 amounted to $60.9 million as compared to $35.2 million for the same period in 2006. Net income for the fourth quarter 2007 amounted to $34.1 million versus $9.3 million for the same period in 2006.

Earnings per share for the fourth quarter 2007, calculated based on 20,003,703 weighted average shares (diluted) were $1.71 compared to $0.47 in the fourth quarter of 2006. The average number of shares outstanding in the fourth quarter of 2006 was 19,949,644.

Fourth quarter 2007 figures include unrealized losses of $0.2 million or $0.01 per share while the fourth quarter 2006 figures include unrealized gains of $0.2 million or $0.01 per share both due to the existence of interest rate swaps that do not qualify as hedge accounting.

EBITDA for the fourth quarter 2007 was $ 43.4 million compared to $20.2 million during the fourth quarter 2006. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 16.4 vessels were operated during the fourth quarter 2007 earning a blended average time charter equivalent rate of $38,539 per day, compared to an average of 17 vessels operated during the fourth quarter 2006 earning a blended average time charter equivalent rate of $20,849 per day. Please refer to a subsequent section of this Press Release for a calculation of our TCE.

Twelve Month 2007 Results

Total revenues for the year ended December 31, 2007 amounted to $177.5 million as compared to $124.1 million for the same period in 2006. Net income for the twelve months ended December 31, 2007 amounted to $84.9 million versus $31.1 million for the same period in 2006

Earnings per share for the twelve months ended December 31, 2007, calculated based on 19,965,676 weighted average shares (diluted) were $4.25 compared to $1.56 for the same period 2006.  The average number of shares outstanding in the twelve months ended December 31, 2006, was 19,947,411.

The full year results include a gain of $6.2 million or $0.31 per share realized from the sale of the M/V “Goldmar” during the year.

The twelve month 2007 figures include unrealized losses of $0.7 million or $0.04 per share while the twelve month 2006 figures include unrealized losses of $0.8 million or $0.04 per share both due to the existence of interest rate swaps that do not qualify as hedge accounting.

The results of the twelve months ended December 31, 2007 include $0.9 million of income or $0.04 per share due to Excel's participation in Oceanaut.

EBITDA for the twelve months ended December 31, 2007 was $124.6 million compared to $74.1 million during the same period 2006. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 16.5 vessels were operated during the twelve months ended December 31, 2007 earning a blended average time charter equivalent rate of $28,944 per day, compared to an average of 17 vessels operated during the same period 2006 earning a blended average time charter equivalent rate of $19,197 per day. . Please refer to a subsequent section of this Press Release for a calculation of our TCE.

Quarterly Dividend:

On March 17, 2008, the Board of Directors approved the Company’s quarterly dividend of $0.20 per share, payable on April 11, 2008 to shareholders of record as of March 31, 2008.

This is the fourth consecutive quarterly dividend declared since the Company commenced a dividend policy beginning with the first quarter 2007. The Company’s policy is to declare any dividend for a quarter concurrently with the announcement of the Company’s earnings for that period.

Updated Fleet List:

The following table represents our fleet as of December 31, 2007.

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950

Supramax
July M	Supramax	55,567	2005
Mairouli	Supramax	53,206	2005
Total Supramax	2	108,773

Handymax
Emerald	Handymax	45,588	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Swift	Handymax	37,687	1984
Total Handymax	6	247,299
Grand Total	18	1,074,022	Avg. Age:13.9

Summary Fleet Data:

	Fourth Quarter 2007	Fourth Quarter 2006
FLEET DATA
Average number of vessels (1)	16.4	17
Available days for fleet (2)	1,459	1,520
Calendar days for fleet (3)	1,510	1,564
Fleet utilization (4)	97%	97%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$38,539	$20,849
Vessel operating expenses (6)	$5,818	$5,004
General and administrative expenses (7)	$2,797	$2,534
Total vessel operating expenses (8)	$8,615	$7,538

	Year Ended December 31, 2007	Year Ended December 31, 2006
FLEET DATA
Average number of vessels (1)	16.5	17
Available days for fleet (2)	5,646	5,934
Calendar days for fleet (3)	6,007	6,205
Fleet utilization (4)	94%	96%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	$28,944	$19,197
Vessel operating expenses (6)	$5,600	$4,902
General and administrative expenses (7)	$2,156	$1,619
Total vessel operating expenses (8)	$7,756	$6,521

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days the Company possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE are not measures of financial performance under U.S GAAP and may not be comparable to similarly titled measures of other companies. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the fourth quarter of 2007 and 2006 and for the year ended December 31, 2007 and 2006 (amounts in thousands of U.S.Dollars, except for TCE rate, which is expressed in U.S Dollars, and available days):

Time Charter Equivalent Reconciliation

	Fourth Quarter 2007	Fourth Quarter 2006
Voyage Revenues	$60,690	$35,082
minus Voyage Expenses	$3,722	$2,962
minus Commission from a Related Party	$755	$440
Total Revenue, net of voyage expenses	$56,213	$31,680
Total Available days	1,459	1,520
Time Charter Equivalent	$38,539	$20,849

	Year Ended December 31, 2007	Year Ended December 31, 2006
Voyage Revenues	$176,689	$123,551
minus Voyage Expenses	$11,077	$8,109
minus Commission from a Related Party	$2,204	$1,536
Total Revenue, net of voyage expenses	$163,408	$113,906
Total Available days	5,646	5,934
Time Charter Equivalent	$28,944	$19,197

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

Time Charter Equivalent (TCE) Results by Type of Vessel & Employment

	Fourth Quarter 2007	Fourth Quarter 2006
Panamax spot TCE ($) Number of available days	$85,394 147	N/A N/A
Panamax period TCE ($) Number of available days	$31,780 766	$23,455 887
Handymax spot TCE ($) Number of available days	$35,512 178	$16,973 448
Handymax period TCE ($) Number of available days	$35,311 368	$17,933 184
Total fleet spot TCE ($) Number of available days	$58,097 325	$16,886 448
Total fleet period TCE ($) Number of available days	$32,926 1,134	$22,506 1,071

	Year Ended December 31, 2007	Year Ended December 31, 2006
Panamax spot TCE ($) Number of available days	$63,564 298	$17,080 625
Panamax period TCE ($) Number of available days	$27,112 3,145	$23,074 2,918
Handymax spot TCE ($) Number of available days	$26,705 1,148	$14,981 1,676
Handymax period TCE ($) Number of available days	$27,064 1,055	$15,104 715
Total fleet spot TCE ($) Number of available days	$34,293 1,445	$15,551 2,301
Total fleet period TCE ($) Number of available days	$27,100 4,201	$21,506 3,633

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(In thousands of U.S Dollars)

	Year Ended December 31, 2007 (Unaudited)	Year Ended December 31, 2006
Cash and cash equivalents, beginning of year	86,289	58,492
Provided by (Used in):
Operating Activities	108,733	58,344
Investing Activities	(123,609)	(662)
Financing Activities	172,259	(29,885)
Net increase in cash and cash equivalents	157,383	27,797
Cash and cash equivalents, end of period	243,672	86,289

EBITDA Reconciliation (1)

(In thousands of U.S Dollars)

	Fourth Quarter Ended December 31, 2007	Fourth Quarter Ended December 31, 2006
Net Income	34,130	9,341
plus Net Interest Expense	817	2,453
Plus Depreciation	6,996	7,266
Plus Amortization	1,299	995
Plus Taxes	127	113
EBITDA	43,369	20,168

EBITDA Reconciliation (1)

(In thousands of U.S Dollars)

	Year Ended December 31, 2007	Year Ended December 31, 2006
Net Income	84,895	31,106
plus Net Interest Expense	7,490	12,617
Plus Depreciation	27,864	28,453
Plus Amortization	3,904	1,547
Plus Taxes	486	426
EBITDA	124,639	74,149

(1)

Excel Maritime considers EBITDA to represent net income plus net interest expense, depreciation,amortization and taxes. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by U.S. GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of U.S Dollars, except for share and per share data)

	Fourth Quarter 2007	Fourth Quarter 2006

REVENUES
Voyage Revenues	60,690	35,082
Revenue from managing vessels	226	139
Revenue from Operations	60,916	35,221

EXPENSES
Voyage expenses	3,722	2,962
Voyage expenses - Related party	755	440
Vessel operating expenses	8,786	7,826
Depreciation expense	6,996	7,266
Amortization for drydocking and special survey	1,299	995
General and administrative expenses	4,223	3,964
	25,781	23,453

Income from operations	35,135	11,768
OTHER INCOME (EXPENSES):
Interest and finance costs	(4,263)	(3,766)
Interest Income	3,446	1,313
Other, net	(121)	145
Total other income (expenses), net	(938)	(2,308)

Net Income from Operations	34,197	9,460

US Source Income Taxes	(127)	(113)
Net Income, after taxes and before minority interest	34,070	9,347

Minority interest	-	(7)

Income from Investment in affiliate	60	-

Net income	$34,130	$9,340

Earnings per common share, basic	$1.71	$0.47
Weighted average number of shares basic	19,949,644	19,949,644
Earnings per common share, diluted	$1.71	$0.47
Weighted average number of shares diluted	20,003,703	19,949,644

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 (UNAUDITED)

AND DECEMBER 31, 2006

(In thousands of U.S Dollars, except for share and per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006

REVENUES
Voyage Revenues	176,689	123,551
Revenue from managing vessels	818	558
Revenue from Operations	177,507	124,109

EXPENSES
Voyage expenses	11,077	8,109
Voyage expenses - Related party	2,204	1,536
Vessel operating expenses	33,637	30,414
Depreciation expense	27,864	28,453
Amortization for drydocking and special survey	3,904	1,547
General and administrative expenses	12,953	10,049
	91,639	80,108

GAIN ON SALE OF VESSELS	6,194	-

Income from operations	92,062	44,001
OTHER INCOME (EXPENSES):

Interest and finance costs	(14,975)	(16,751)
Interest Income	7,485	4,134
Other, net	(66)	145
Total other income (expenses), net	(7,556)	(12,472)

Net Income from Operations	84,506	31,529

US Source Income Taxes	(486)	(426)
Net Income, after taxes and before minority interest	84,020	31,103

Minority interest	2	3

Income from Investment in affiliate	873	-

Net income	84,895	31,106

Earnings per common share, basic	$4.26	$1.56
Weighted average number of shares basic	19,949,644	19,947,411
Earnings per common share, diluted	$4.25	$1.56
Weighted average number of shares diluted	19,965,676	19,947,411

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2007 (UNAUDITED) AND DECEMBER 31, 2006

(In  thousands of U.S. Dollars, except per share data)

	December 31, 2007	December 31, 2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	243,672	86,289
Restricted cash	3,175	4,534
Accounts receivable	1,506	2,646
Other Current Assets	4,380	2,319
Total Current Assets	252,733	95,788

FIXED ASSETS:
Vessels, net	527,164	437,418
Office furniture & equipments, net	1,466	983
Total fixed assets	528,630	438,401

OTHER NON CURRENT ASSETS:
Investment in affiliate	15,688	-
Other Non Current Assets	15,520	4,696
Restricted cash	11,825	10,466
Total Assets	824,396	549,351

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	39,179	32,452
Accounts payable	4,688	3,344
Other current liabilities	10,067	7,089
Financial Instruments	2,056	834
Total Current Liabilities	55,990	43,719

LONG-TERM DEBT, net of current portion and net of deferred financing fees	368,586	185,467
Minority interest	-	4
STOCKHOLDERS' EQUITY:
Preferred Stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,595,153 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2006; 19,893,556 Class A and 135,326 Class B shares, issued and outstanding at December 31, 2007	200	197
Additional paid-in capital	193,897	182,410
Shares to be issued	-	6,853
Accumulated Other Comprehensive Loss	(66)	(79)
Due from related party	-	(2,024)
Retained earnings	205,978	132,993
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31, 2006 and December 31, 2007	(189)	(189)
Total stockholders' equity	399,820	320,161
Total Liabilities & Stockholders' Equity	824,396	549,351

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 (UNAUDITED) AND DECEMBER 31, 2006

(In thousands of U.S Dollars)

	December 31, 2007	December 31, 2006

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period, after taxes	84,895	31,106
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	32,279	30,487
Gain on sale of vessels	(6,194)	-
Other non cash expenses	1,561	1,675
Income from Investment in affiliate	(873)	-
Increase/Decrease in:
Current Assets	(423)	(1,153)
Increase/Decrease in:
Current Liabilities	4,322	468
Payments for dry docking & special survey	(6,834)	(4,239)
a. Net cash from Operating Activities	108,733	58,344

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Additions to vessel cost	(126,068)	-
Proceeds from sale of vessels	15,740	-
Investment	(11,004)	-
Payment of Business acquisition cost	(1,522)	-
Office furniture & equipments	(755)	(662)
b.Net cash from (used in) Investing Activities	(123,609)	(662)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from long-term debt	225,600	-
Payment principal of loan	(35,876)	(45,384)
Payments from a related party	2,024	-
Minority Interest	(2)	4
Issuance of common stock, net of related issuance costs	-	225
Dividend paid	(11,910)	-
Payment of financing costs	(7,577)	-
Increase in restricted cash	-	15,270
c.Net cash from (used in) Financing Activities	172,259	(29,885)

Net increase(decrease) in cash & cash equivalents	157,383	27,797
Cash & cash equivalents at beginning of period	86,289	58,492
Cash & cash equivalents at end of the period	243,672	86,289

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	14,489	14,224
US Source Income Taxes	489	748

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 18 vessels (ten Panamax, two Supramax and six Handymax vessels) with a total carrying capacity of approximately 1,074,022 dwt.  The Company was incorporated under the laws of Liberia in 1988. Excel Class A common shares have traded September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol “EXM,.and prior to that date, traded  on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including the proposed acquisition of Quintana Maritime Limited.and expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, Quintana’s ability to obtain shareholder approval of its proposed acquisition by the Company, the Company’s ability to obtain financing for the proposed acquisition of Quintana, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

(registrant)

By: /s/ Gabriel Panayotides
Dated: March 17, 2008	Gabriel Panayotides Chief Executive Officer